February 18, 2025

VIA EDGAR

Ms. Angie Kim

Mr. Michael Coco

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of International Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Canada

Registration Statement under Schedule B

Filed December 20, 2024

File No. 333-283961

Form 18-K for Fiscal Year Ended March 31, 2024

Filed December 19, 2024

File No. 033-05368

Dear Ms. Kim and Mr. Coco:

We have received the comments of the staff (the “Staff”) dated January 14, 2025 related to the Registration Statement under Schedule B filed by Canada on December 20, 2024 (the “Registration Statement”) and Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2024 filed by Canada on December 19, 2024 (the “Form 18-K”) and are responding to your comments on behalf of Canada. For convenience of reference, the Staff comments contained in your letter are reprinted below in bold italic type and are followed by the corresponding response of Canada.

Separately with this response letter, Canada has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 1 to the Form 18-K (the “Amended Form 18-K”), including an amended Exhibit D, consistent with its responses to the Staff below. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Amended Registration Statement or to the pages of the Amended Form 18-K, as applicable.

Schedule B filed December 20, 2024

Tax Matters, page 6

1.

It appears Canada and U.S. tax counsel are filing short-form opinions, as the tax opinions filed as Exhibits 8.1 and 8.2 each refer to the relevant discussion in the Tax Matters section. Accordingly, please revise both the tax opinions and the relevant sections of the Tax Matters discussion to clearly state that the disclosure in this section of the prospectus is the opinion of counsel and name counsel in this discussion. Please also revise this section to identify the specific tax issue on which counsel is opining and remove references throughout that the discussion is a “summary.” Please further revise Exhibit 8.1 to remove references that suggest you are filing a long-form opinion, such as the statement that counsel has relied on “statements contained in the registration statement” and that the exhibit provides “conclusions set forth herein.” Alternatively, please have counsels revise to provide long-form opinions. Please see Section III.B.2, III.C.1 and III.C.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Canada has filed revised short-form tax opinions of Milbank LLP and Stikeman Elliott LLP as Exhibits 8.1 and 8.2, respectively to the Amended Registration Statement, which are attached hereto as Exhibits A and B for the Staff’s review.

Furthermore, in response to the Staff’s comment, Canada has revised the disclosure in the Tax Matters section of the Amended Registration Statement on pages 6 and 8. Canada has also included additional disclosure regarding the applicability of hybrid mismatch arrangements under Canadian tax law.

2.

You state on page 6 that “the following constitutes a summary of the principal Canadian federal income tax consequences” and on page 8 that “[t]he following is a summary of certain material U.S. federal income tax considerations.” Please revise this section to remove the terms “certain” or “principal” in this introductory language and confirm the discussion includes all material tax consequences. Please see Section III.C.1 of Staff Legal Bulletin 19.

In response to the Staff’s comment, Canada has revised the disclosure in the Amended Registration Statement on pages 6 and 8.

Form 18-K for the year ended March 31, 2024 and filed December 19, 2024

General

3.

Please revise the Public Official Documents section of your Form 18-K to provide context for Exhibits C-1, C-2, C-3, C-4, C-5 and D. For example, background on Exhibit C-4 is located on page 16 of Exhibit D which states that “[t]he considerations for overall resource availability and demands for new policies and programs are reconciled through the establishment of five year economic and fiscal projections reflecting Government priorities. The projections are released in an Economic and Fiscal Update (or Fall Economic Statement) in the fall to update Canadians on the government’s economic and fiscal position in the lead-up to the annual budget.” Please revise to include this description and other important information about these exhibits in your Form 18-K. As these exhibits contain some overlapping information, please address significant differences between these exhibits in your revisions.

In response to the Staff’s comment, Canada has amended its Form 18-K to include additional disclosure on page 5 of the Amended Form 18-K, detailing the purpose and function of Exhibits C-1, C-2, C-3, C-4, C-5 and D, thereby also addressing significant differences between these exhibits by way of the added context. For ease of the Staff’s review, the additional disclosure included in the Amended Form 18-K under the caption “Public Official Documents” is set forth directly below with such additional disclosure in italic type.

Public Official Documents.

This amendment to Canada’s Form 18-K for the year ending March 31, 2024 is being filed to include an updated version of Exhibit D. Exhibit D and Exhibits C-1, C-2, C-3, C-4, and C-5 are publications of Canada and are included herein on the authority of such publications as public official documents. The information contained in any website referenced in Exhibits C-1, C-2, C-3, C-4, C-5, and D is not incorporated by reference into these exhibits or this annual report as amended.

Exhibit C-1 (Budget 2024, which was publicly released on April 16, 2024) represents Canada’s annual budget and details the economic and fiscal objectives and outlook of the Government of Canada for the fiscal year commencing on April 1, 2024 and ending on March 31, 2025, as well as related projections out to the fiscal year commencing April 1, 2028 and ending March 31, 2029. The annual budget serves as a tool for the Government of Canada to manage the economy, deliver public goods and services and address national priorities and challenges. The government’s Department of Finance is primarily responsible for preparing the annual budget, which is tabled before parliament each year and, in the case of Budget 2024, was tabled on April 16, 2024. Budget 2024 focuses on, among other things, the impact of prolonged inflation on the Canadian economy and the government’s housing initiatives.

Exhibit C-2 (Statement on Gender, Diversity, and Inclusion, which was publicly released on April 16, 2024) is prepared by the Canadian Government as a supplement to the budget to discuss and highlight governmental policies and programs which aim to achieve equitable economic, social and political outcomes for Canadians. The Statement on Gender, Diversity, and Inclusion is typically integrated into the federal budget process to ensure that government policies and processes address systemic barriers for underrepresented groups. Each new budget measure is evaluated to understand its potential impacts on different groups based on factors such as gender, race and age. The government then allocates funding for programs and initiatives such as childcare, affordable housing and employment training for the identified marginalized communities. In 2024, the Statement on Gender, Diversity, and Inclusion focused on investments needed to benefit younger Canadians, especially those from lower-income or marginalized backgrounds.

Exhibit C-3 (Tax Measures: Supplementary Information, which was publicly released on April 16, 2024) is prepared by the Canadian government as a supplement to the budget to provide additional information on tax measures proposed in Canada’s annual budget, including detailed discussions around the potential fiscal impact of the government’s planned tax measures on Canadian taxpayers, also listing ways in which Canadian income tax regulations can be amended. This supplementary information is intended to help individuals, businesses and other stakeholders understand how new or amended tax measures will function in practice by outlining the rationale, expected mechanics and expected impacts of changes to tax rates, credits or deductions. Tax Measures: Supplemental Information provides information for the same periods covered in the corresponding budget, which, in the case of 2024’s report, covers the fiscal year commencing April 1, 2023 and ending March 31, 2024 out to the fiscal year commencing April 1, 2028 and ending March 31, 2029. In 2024, Tax Measures introduced the Canadian Entrepreneurs’ Initiative, which sought to reduce the capital gains rate on certain eligible individuals in order to stimulate the Canadian economy.

Exhibit C-4 (2024 Fall Economic Statement, which was publicly released on December 16, 2024) is prepared on an annual basis to supplement and update projections in Canada’s annual budget and is intended to be a mid-year update on the country’s economic and fiscal outlook by providing a progress snapshot of the federal budget introduced earlier in the year. These updated metrics are prepared to account for changes in economic conditions such as inflation, employment levels and global economic trends since the release of the federal budget earlier in the year. The Fall Economic Statement includes, among other things, revised economic projections provided after the Budget, an updated analysis of key fiscal sustainability metrics such as Canada’s debt to GDP ratio and the Government’s updated debt management strategy. The Fall Economic Statement provides the updated outlook for Canada for the fiscal year beginning April 1, 2023 and ending March 31, 2024 through and including the fiscal year beginning April 1, 2029 and ending March 31, 2030.

Exhibit C-5 (Annual Financial Report of the Government of Canada, which was publicly released December 17, 2024) includes the annual audited condensed consolidated financial statements of the Government of Canada and discusses the key elements driving Canada’s financial health and overall financial outlook. The Annual Financial Report also highlights and discusses notable drivers, trends and processes impacting Canada’s financial health and position, including drivers of revenues and expenses, operating deficits, federal debt and social program expenses. The Report includes Canada’s condensed consolidated financial statements covering the fiscal year beginning April 1, 2023 and ending March 31 ,2024 as well as the prior fiscal year. The Report also includes a comparison of the fiscal year beginning April 1, 2023 and ending March 31, 2024 against each of the prior fiscal year and the corresponding budget.

Exhibit D (Current Description of Canada) is an informational document, describing certain key aspects of Canada as a sovereign and as a market participant. This includes a discussion around the general overview of the Canadian economy, its monetary and banking system, its foreign exchange and international reserves and its external trade performance, among others.

4.

You provide a geographical distribution of your merchandise trade on page 12 of Exhibit D. This table states “Other” countries account for 7.8 percent of exports and 11.3 percent of imports. Similarly, you provide a table of the share of total service exports and imports by country on page 12, with “Others” comprising 32.2 and 22.2 percent. If practicable, please provide, with quantitative or qualitative disclosure, the significant countries in these “Other” categories. Please see Item 9 of Form 18-K.

In response to the Staff’s comment, Canada has updated the applicable data to the extent reasonably available in the revised Exhibit D filed with its Amended Form 18-K, including the qualitative and quantitative information flagged by the Staff, which disclosure appears on pages 12 and 13 of Exhibit D to the Amended Form 18-K.

5.

You state in Exhibit D that the Bank of Canada “is not required to maintain gold or foreign exchange reserves against its liabilities” and cross-reference to disclosure on page 15 of this exhibit for disclosure required under Item 8 of Form 18-K. Please clarify whether or not the Bank of Canada holds any gold reserves or whether any further gold stock is held by the registrant.

In response to the Staff’s comment, Canada notes that neither the Government of Canada, nor the Bank of Canada have any gold holdings for which they are beneficiaries. Additionally, Canada directs the Staff to the revised Exhibit D filed with its Amended Form 18-K at page 15.

6.

The table on page 13 of Exhibit D discloses sizeable variances between periods for foreign portfolio investment and other foreign investment. For example, foreign portfolio investment decreased from $138.6 billion in 2022 to $32.8 billion in 2023 and increased from $20.4 billion for the first three quarters of 2023 to $141.9 billion for this same period in 2024. Other foreign investments increased from $82.8 billion in 2022 to $299.9 billion in 2023 and decreased from $134.9 billion or the first three quarters of 2023 to -$78.4 billion for this same period in 2024. Please clarify what other foreign investments are comprised of and the reasons for these variances between periods for these two line items.

In response to the Staff’s comment, Canada directs the Staff to page 13 of the revised Exhibit D filed with its Amended Form 18-K.

7.

You provide a Recent Developments section in your Form 18-K filed on December 19, 2024 that discusses potential tariffs on Canadian goods. Since this time, please clarify whether there have been further recent developments as it relates to potential tariffs and any impact of potential tariffs on specific sectors (e.g., energy, metals and mining, timber, cars).

In response to the Staff’s comment, Canada has updated the “Recent Developments” section on page 4 of its Amended Form 18-K to include the Trump Administration’s recent Executive Order of February 1, 2025, to introduce 25 percent tariffs on all Canadian goods—with certain exceptions, such as 10 percent on energy and energy resources. The updated section also includes the Government of Canada’s proposed tariff package in response. Tariff measures from both sides were suspended until March 4, 2025, after the Trump Administration issued an Executive Order on February 4, 2025, postponing their implementation.

We have also included the planned introduction of 25 percent tariffs on steel and aluminum starting on March 12, 2025, which were announced on February 10 and February 11, respectively. The possibility of further tariffs was also announced on February 13, 2025 via the memorandum on “Reciprocal Trade and Tariffs”.

8.	Please update your Form 18-K disclosure, to the extent material, to discuss recent governmental and parliamentary changes.

In response to the Staff’s comment, Canada has updated the disclosure on page 3 of its revised Exhibit D filed with its Amended Form 18-K, to discuss recent governmental and parliamentary changes in Canada.

* * * * *

Canada acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to Canada’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro

Exhibit A

February 18, 2025

Canada

c/o Department of Finance

13th Floor, 90 Elgin Street

Ottawa, Ontario

Canada K1A OG5

Re: Canada Registration Statement under Schedule B

Ladies and Gentlemen:

We have acted as special United States counsel to Canada in connection with its filing of a registration statement with the Securities and Exchange Commission under Schedule B of the Securities Act of 1933, as amended and the Prospectus included therein (the “Registration Statement”).

In rendering the opinion expressed below, we have reviewed the Registration Statement and have examined such records, representations, documents, certificates or other instruments as we have deemed necessary or appropriate to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all document submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. We have relied upon representations and certifications as to factual matters by officers and representatives of Canada and other appropriate persons and statements contained in the Registration Statement. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, the legislative history thereof, Treasury regulations promulgated thereunder, and judicial and administrative pronouncements, in each case as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Such change could affect any of the conclusions set forth herein. Moreover, our opinions are not binding on the IRS or a court and there can be no assurance that any opinion expressed herein will be accepted by the IRS or, if challenged, by a court.

Based upon the foregoing and subject to the assumptions, qualifications and limitations set forth therein, we hereby confirm that the statements of law and legal conclusions set forth in the Registration Statement under the heading “Tax Matters—Material U.S. Federal Income Tax Considerations” represent our opinion.

We express no opinion, except as expressly set forth above. The foregoing opinion is limited to matters involving the federal laws of the United States of America, and we do not express any opinion as to the laws of any other jurisdiction. We disclaim any undertaking to advise Canada of any subsequent changes in the facts stated or assumed herein or subsequent changes in applicable law. Any changes in the facts set forth or assumed herein may affect the conclusions stated herein.

This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

A-1

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Milbank LLP

A-2

Exhibit B

February 18, 2025

Canada

c/o Department of Finance

13th Floor, 90 Elgin Street

Ottawa, Ontario

Canada K1A OG5

Dear Sirs/Mesdames:

Re: Canada – Registration Statement

We have reviewed the discussion set forth under the heading “Tax Matters—Canadian Federal Income Tax Consequences” in the prospectus of Canada dated December 20, 2024 included in the registration statement of Canada filed with the Securities and Exchange Commission on December 20, 2024 (the “Registration Statement”) with respect to debt securities to be issued by Canada. Subject to the assumptions, qualifications and limitations described therein, we hereby confirm that the statements of Canadian federal tax law and legal conclusion set forth therein represent our opinion.

Our opinion is expressed only with respect to the Income Tax Act (Canada) (the “Act”) in force on the date hereof and the regulations thereunder (the “Regulations”), proposed amendments to the Act and the Regulations publicly announced prior to the date hereof and the current administrative practices and policies published by the Canada Revenue Agency. We do not accept any responsibility to take into account or inform the addressee, or any other person authorized to rely on this opinion, of any changes in law, facts or other developments subsequent to this date that do or may affect the opinions we express, nor do we have any obligation to advise you of any other change in any matter addressed in this opinion or to consider whether it would be appropriate for any other person other than the addressee to rely on our opinion. This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Yours truly,

/s/ Stikeman Elliott LLP

B-1